Exhibit 99.4
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended September 30,		Years Ended December 31,
(Amounts in millions of euros)	2009	2008	2008	2007	2006	2005(a)	2004(a)
	(unaudited)		(unaudited)
Net income	6,382	11,384	10,590	13,181	11,773	12,734	11,572
Income tax expenses	5,706	13,186	14,146	13,575	13,720	11,806	8,603
Minority interest	140	345	363	354	367	370	275
Equity in income of affiliates (in excess of)/ less than dividends received	(230)	(574)	(311)	(821)	(952)	(596)	(583)
Interest expensed	353	547	779	1,547	1,588	1,211	747
Estimate of the interest within rental expense	107	107	142	128	91	68	54
Amortization of capitalized interest	95	80	115	108	100	100	100

Total	12,553	25,075	25,824	28,072	26,687	25,693	20,768

Interest expensed	353	547	779	1,547	1,588	1,211	747
Capitalized interest	106	226	317	321	237	101	34
Estimate of the interest within rental expense	107	107	142	128	91	68	54
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	1	6

Fixed charges	566	880	1,238	1,996	1,916	1,381	841

Ratio of Earnings to fixed charges	22.18	28.49	20.86	14.06	13.93	18.60	24.69

(a)	2004 and 2005 amounts reflect continuing operations (i.e., excluding Arkema, which was spun-off on May 12, 2006).